UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

BARRETT BUSINESS SERVICES, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
06846310
(CUSIP Number)
Fred Dorwart
Fred Dorwart, Lawyers
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 582-9945
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 5, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	068463108

1	NAMES OF REPORTING PERSONS Estate of William W. Sherertz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Washington, United States

	7	SOLE VOTING POWER

NUMBER OF		2,538,429

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,538,429

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,538,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	068463108

1	NAMES OF REPORTING PERSONS Kimberly J. Jacobsen Sherertz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,593,778

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,593,778

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,593,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	068463108

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
The Schedule 13D filed with the Securities and Exchange Commission on April 28, 2011 (the “Initial 13D”) by two of the Reporting Persons (defined below) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Barrett Business Services, Inc. (the “Issuer” or the “Company”), and amended on May 17, 2011, is hereby amended and restated by this Amendment No. 2 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The principal executive office address of the Issuer is 8100 NE Parkway Drive, Suite 200, Vancouver, Washington 98662.
Item 2. Identity and Background
This Schedule 13D is jointly filed by (collectively, the “Reporting Persons”):
(a) Estate of William W. Sherertz (the “Estate”);
(b) Kimberly J. Jacobsen Sherertz; and
(c) Charles M. Gillman.
Ms. Sherertz was appointed sole personal representative of the Estate on February 4, 2011. The business address of the Estate and Ms. Sherertz is 25011 NE Cresap Road, Battle Ground, Washington 98604-8238. The business address for Mr. Gillman is 15 E. 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
Ms. Sherertz is employed as an administrator by Oregon Logistics Distribution Company, an employee leasing company whose business address is 25011 NE Cresap Road, Battle Ground, Washington 98604-8238.
The principal occupation of Mr. Gillman is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for business entities related to family members of Herbert Gussman.
During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The entities or persons identified in this Item 2 are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the entities or persons that such a group exists.
Item 3. Source and Amount of Funds or Other Consideration
The Estate acquired beneficial ownership on February 4, 2011 of 2,644,529 shares of Common Stock for no consideration as a result of the passing of William W. Sherertz, and, in the case of Ms. Sherertz, becoming sole personal representative of the Estate. Accordingly, the shares of the Issuer previously owned by William W. Sherertz are now beneficially owned by the Estate (and Ms. Sherertz, in her capacity as the personal representative of the Estate). As of October 4, 2011, the Estate owns 2,435,732 shares of Common Stock and 102,697 options immediately exercisable, for a total of 2,538,429. Ms. Sherertz also owns 15,000 shares of Common Stock directly and holds 40,349 shares of Common Stock for her minor children, all of which were acquired by gift from Mr. Sherertz. Mr. Gillman does not own any Common Stock of the Issuer.

Item 4. Purpose of Transaction
As disclosed in Item 3, the Estate acquired beneficial ownership of the shares of Common Stock covered by this Schedule 13D as a result of the passing of William W. Sherertz. Ms. Sherertz acquired beneficial ownership of the shares of Common Stock covered by this Schedule 13D either by gift from Mr. Sherertz or by becoming personal representative of the Estate.
As a fiduciary for the Estate, Ms. Sherertz has a duty to prudently manage the assets of the Estate for the benefit of creditors and the designated beneficiaries. Ms. Sherertz individually and on behalf of the Estate will routinely monitor and evaluate a wide variety of investment considerations, including, without limitation, Issuer’s financial performance, current and anticipated future trading prices for the Common Stock, Issuer’s operations, assets, prospects, and business development, company-related competitive and strategic matters of the Issuer, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons may discuss investment in the Issuer and the foregoing investment considerations with other stockholders, the board of directors, management, other investors, industry analysts and others. These considerations, discussions and other factors may result in the Reporting Persons’ evaluation of alternatives to maximize stockholder value.
The Reporting Persons note with alarm the extremely small stock ownership of the current members of the Board of Directors of the Issuer. The Reporting Persons have seen many situations in the past where boards of directors that own very little stock act in a manner that is contrary to the best long-term interests of shareholders of a company. Academic research has shown that the majority of acquisitions destroy shareholder value in the acquiring companies. Boards made up of people that own little stock are comparatively more likely to make imprudent acquisitions. For these reasons, Ms. Sherertz and Mr. Gillman have recently agreed to work closely together to consult with recognized experts on corporate governance and the proxy advisory process. The Reporting Persons are committed to seeing that any changes made to the membership of the Issuer’s Board of Directors result in greater empowerment of the Issuer’s branch managers, better service for the customers of the Issuer, and a safer and more secure route to the creation of wealth for all of the shareholders of Issuer.
Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the Common Stock beneficially owned by them or acquire additional Common Stock, in the open market or otherwise, or take any other lawful actions they deem to be in their best interests with respect to their investment in the Issuer.
The Reporting Persons may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.
This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.
Item 5. Interest in Securities of the Issuer
(a) and (b) As of July 29, 2011, the Issuer had 10,129,399 shares of Common Stock outstanding based on the information contained in the Issuer’s Form 10-Q for the quarter ended June 30, 2011, filed on August 9, 2011.
As of the date hereof, the Estate directly owns 2,538,429 shares of Common Stock including options to purchase 102,697 shares of Common Stock that are presently exercisable (approximately 25.06%). Ms. Sherertz directly owns 55,349 shares of Common Stock, including 40,349 shares held on behalf of her minor children (approximately 0.4%). As the sole personal representative of the Estate, Ms. Sherertz is in possession of sole voting and investment power for the Common Stock held by the Estate, and may also be deemed to beneficially own the 2,538, 429 shares of Common Stock of the Issuer held by the Estate. The Estate disclaims beneficial ownership of 55,349 shares of Common Stock directly owned by Ms. Sherertz or held by her on behalf of her minor children. As of the date hereof, Ms. Sherertz may be deemed the beneficial owner of 2,593,778 shares of the Issuer’s Common Stock, or 25.61% of the total number of shares outstanding. Mr. Gillman may be deemed the beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by Ms. Sherertz and the Estate by virtue of this joint filing, but expressly disclaims such ownership.

(c) There have been no transactions effected with respect to the Common Stock by the Reporting Persons in the past 60 days.
(d) Not Applicable.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for (i) the Last Will and Testament of William W. Sherertz; (ii) a pledge by the Estate and Ms. Sherertz, as sole personal representative, of certain shares of the Common Stock beneficially owned by the Estate to Wells Fargo Bank, National Association as collateral for a line of credit; and (iii) the award agreements for employee stock options (in substantially the form attached to the Initial Schedule 13D), to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
Exhibit         A Joint Filing Undertaking

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2011

ESTATE OF WILLIAM W. SHERERTZ

By:	Kimberly J. Jacobsen Sherertz

/s/ Kimberly J. Jacobsen Sherertz

/s/ Charles M. Gillman